Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-261023

BLACKROCK MUNICIPAL INCOME TRUST II

Supplement dated November 2, 2023 to the Prospectus dated November 12, 2021, the Prospectus Supplements dated July 18, 2022, September 29, 2022, January 3, 2023 and March 2, 2023, the Statement of Additional Information (“SAI”) dated November 12, 2021 and the SAI Supplements dated July 18, 2022, October 14, 2022 and March 27, 2023

On September 8, 2023, the Board of Trustees of BlackRock Municipal Income Trust II (the “Trust”) approved redeeming up to 2,028 variable rate muni term preferred shares (“VMTP Shares”) for the purpose of reducing the Trust’s leverage.

The Trust is expected to redeem 1,286 VMTP Shares on or about November 24, 2023, following which it will have 1,741 VMTP Shares outstanding.

Shareholders should retain this Supplement for future reference.

PRSAI-BLE-1123SUP